UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                            ALANCO TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   011612 40 5
                                 (CUSIP Number)

                               Donald E. Anderson
                  11804 N. Sundown Drive, Scottsdale, AZ 85260

                                 (480) 948-3747
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 January 24 2002
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
     [ ]
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................011612 40 5

               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Donald E. Anderson


               2. Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) _____________
                  (b) _____________

               3. SEC Use Only
                  ..............................................................

               4. Source of Funds (See Instructions)   Personal Funds.


               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e).........................................

               6. Citizenship or Place of Organization   USA

Number of
Shares            7.       Sole Voting Power     1,225,322
Beneficially      8.       Shared Voting Power
Owned by          9.       Sole Dispositive Power    1,225,322
Each              10.      Shared Dispositive Power
Reporting
Person With

              11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,225,322

              12. Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions)

              13. Percent of Class Represented by Amount in Row (11)     12.54%

              14. Type of Reporting Person (See Instructions)
                  Donald E. Anderson:  IN

Item 1.              Security and Issuer

Common Stock         Alanco Technologies, Inc.
                     15900 N. 78th Street, Suite 101
                     Scottsdale, AZ 85260

Item 2.   Identity and Background

         This Schedule 13D is filed on behalf of Donald E. Anderson, whose address is 11804 N. Sundown Drive, Scottsdale, AZ 85260. Mr. Anderson is President and Chairman of the Board of Directors of Programmed Land, Inc., a privately owned real estate holding company 93% owned by Mr. Anderson. This Schedule 13D covers shares owned directly by Mr. Anderson and indirectly by Programmed Land, Inc, which are beneficially owned by Mr. Anderson. Mr. Anderson is a citizen of the United States of America.

         During the last five years, Mr. Anderson has not (i) been convicted of a criminal proceeding, excluding traffic violations or similar misdemeanors, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

         All shares of common stock acquired by Mr. Anderson were paid for by private funds of Mr. Anderson, and/or private funds of Programmed Land,
Inc., which is owned and controlled by Mr. Anderson. Mr. Anderson owns 93% of the outstanding capital stock of Programmed Land, and the balance is owned by Mr. Anderson adult children, or a trust for their benefit.
Mr. Anderson has beneficial ownership of all shares of the issuer held by Programmed Land, Inc. Mr. Anderson has acquired shares of common stock directly from the issuer and in open market purchases. The per share prices paid by Mr. Anderson for such shares range from $0.62 to $2.00, and Mr. Anderson's aggregate cash investment in such shares is approximately $577,000.

Item 4.  Purpose of Transaction

         Mr. Anderson's acquisition of common stock of the issuer is for investment purposes. Mr. Anderson holds 9,000 shares acquired in the open market, 176,322 shares acquired directly from the issuer upon the conversion of preferred stock of issuer previously held, and 640,000 shares of the issuer and a warrant to purchase an additional 400,000 shares which were acquired directly from the issuer in a private offering resulting in this filing.

         There is no present plan or proposal for Mr. Anderson to acquire any additional securities of the issuer or dispose of securities presently owned, other than small acquisitions or sales of such securities for investment purposes. There is no extraordinary corporate transaction involving the issuer or any of its subsidiaries presently contemplated, other than the issuer's contemplated acquisition of Technology System International, Inc, which is discussed in the Preliminary Proxy Statement filed with the Securities and Exchange Commission by the issuer.

         There is no contemplated sale or transfer of any material amount of assets of the issuer or any of its subsidiaries. There are no plans or proposals to change the number or term of directors of the issuer.

         There is no contemplated material change in the present capitalization or dividend policy of the issuer. Nor are there and other contemplated material changes in the issuer's business or corporate structure.

         There are no contemplated changes in the issuer's Articles of Incorporation, Bylaws or other similar instruments or other actions which may impede the acquisition of control of the issuer by any person.

         There is no contemplated action which would cause a class of securities of the issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         Nor is any action contemplated which would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Nor is there any action contemplated similar to any of the actions discussed above.


Item 5.  Interest in Securities of the Issuer

         Donald E. Anderson beneficially owns aggregately 1,225,322 shares of the issuer's common stock, consisting of 825,322 shares owned outright and 400,000 options for shares. Said aggregate number of shares represent 12.54% of all issued and outstanding shares (when counting the option shares as issued shares). Mr. Anderson holds sole power to vote and sole power to dispose of said shares.
         During the past sixty days (effective January 24, 2002), Mr. Anderson acquired 640,000 shares of the issuer's common stock and a warrant to acquire 400,000 additional shares of common stock directly from the issuer for the total consideration of $400,000. Of said shares and warrant, Mr. Anderson acquired half through direct ownership, and half through indirect ownership by way of Programmed Land, Inc, which Mr. Anderson controls.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Donald E. Anderson and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan adoption agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits
         None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2002

/s/ Donald E. Anderson
-----------------------------
Donald E. Anderson